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                            June 1, 2023

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Amendment No. 7 to
Draft Registration Statement on Form F-1
                                                            Submitted May 23,
2023
                                                            CIK No. 0001907085

       Dear Oran Holtzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form F-1, submitted May 23, 2023

       Management's Discussion and Analysis
       Non-GAAP Financial Measures, page 90

   1. We note your response to prior comment 8. It appears that the non-GAAP adjustments for one-time bonuses,
founders' incentive plan and new brand launch are inconsistent with the guidance under Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretation. Please explain further why you believe employee costs in connection with the
build out of your executive team and incentives and costs incurred with respect to the
launch of SpoiledChild, are not normal cash operating costs of maintaining and growing
your business whether it be related to going public or new brand launch. Alternatively,
revise to remove such adjustments.
 Oran Holtzman
ODDITY Tech Ltd.
June 1, 2023
Page 2


Founder's Letter
ODDITY LABS is Bringing AI-Based Molecule Discovery to Beauty and Wellness, page 107

2. We note your response to prior comment 10 and reissue in part. Please clarify what you mean when you state your belief that you will "redefine product efficacy."
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                          Sincerely,

FirstName LastNameOran Holtzman                           Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameODDITY Tech Ltd.
                                                          Services
June 1, 2023 Page 2
cc:       Alison Haggerty
FirstName LastName